UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 2)
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CIRCOR INTERNATIONAL, INC.

(Name of Subject Company)

CIRCOR INTERNATIONAL, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

17273K109

(CUSIP Number of Class of Securities)

Scott A. Buckhout

President and Chief Executive Officer

CIRCOR International, Inc.

30 Corporate Drive, Suite 200

Burlington, MA 01803

(781) 270-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

COPIES TO:

Tara M. Fisher
Paul M. Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note

This Amendment No. 2 amends the Solicitation/Recommendation Statement on Schedule 14D-9 of CIRCOR International, Inc., a Delaware corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2019 (as amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by Crane Co., a Delaware corporation (“Crane”), through its wholly owned subsidiary, CR Acquisition Company, a Delaware corporation (the “Purchaser”), to purchase all of the outstanding Shares at a price of $45.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference and, except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged.

Item 2.                     Identity and Background of Filings Person.

1.              In Item 2 of the Schedule 14D-9 on page 4, the fourth full paragraph of the subsection titled “Tender Offer”, which begins with “According to the Schedule TO, the Offer is subject to the following conditions,” clause (a) of the ninth bullet is hereby amended and restated in its entirety to read as follows:

(a) any general suspension of trading in, or limitations imposed for more than twenty-four (24) hours by national securities exchanges on the ability of investors to place orders outside of specified price ranges for, securities on any United States national securities exchange or in the over-the-counter market,

2.              In Item 2 of the Schedule 14D-9 on page 5, the fourth full paragraph of the subsection titled “Tender Offer”, which begins with “According to the Schedule TO, the Offer is subject to the following conditions,” clause (f) of the ninth bullet is hereby amended and restated in its entirety to read as follows:

(f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States that, in each case, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole,

3.              In Item 2 of the Schedule 14D-9 on page 7, the fourth full paragraph of the subsection titled “Tender Offer”, which begins with “According to the Schedule TO, the Offer is subject to the following conditions,” the last bullet is hereby amended and restated in its entirety to read as follows:

each required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall have been obtained on terms reasonably satisfactory to Crane and the Purchaser and any waiting period or extension thereof imposed by any Governmental Entity with respect to the Offer shall have expired.

4.              In Item 2 of the Schedule 14D-9 on page 7, the third to last paragraph of the subsection titled “Tender Offer” is hereby amended and restated in its entirety to read as follows:

According to the Schedule TO, the foregoing conditions are for the sole benefit of Crane, the Purchaser and their affiliates and may be asserted by Crane or the Purchaser or may be waived by Crane or the Purchaser in their sole discretion, in whole or in part, at any time on or before the Expiration Date, subject to applicable law. According to the Schedule TO, consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

Annex A.         Conditions to the Offer.

Annex A of the Schedule 14D-9 is hereby amended as follows:

1.              In Annex A of the Schedule 14D-9 on page A-1, the second full paragraph, which begins with “The Schedule TO provides that, notwithstanding any other provision of the Offer,” is hereby amended and restated in its entirety to read as follows:

The Schedule TO provides that, notwithstanding any other provision of the Offer, the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if, on or before the Expiration Date, the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition, or the Impairment Condition have not been satisfied, or if, at any time on or after the date of this Offer to Purchase and on or before the Expiration Date, any of the following conditions exist:

2.              In Annex A of the Schedule 14D-9 on page A-2, the second full paragraph, which begins with “The Schedule TO provides that, notwithstanding any other provision of the Offer,” clause (a) under subsection (iv) is hereby amended and restated in its entirety to read as follows:

(a) any general suspension of trading in, or limitations imposed for more than twenty-four (24) hours by national securities exchanges on the ability of investors to place orders outside of specified price ranges for, securities on any United States national securities exchange or in the over-the-counter market,

3.              In Annex A of the Schedule 14D-9 on page A-3, the second full paragraph, which begins with “The Schedule TO provides that, notwithstanding any other provision of the Offer,” clause (f) under subsection (iv) is hereby amended and restated in its entirety to read as follows:

(f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States that, in each case, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole,

4.              In Annex A of the Schedule 14D-9 on page A-5, the second full paragraph, which begins with “The Schedule TO provides that, notwithstanding any other provision of the Offer,” subsection (x) is hereby amended and restated in its entirety to read as follows:

(x) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms reasonably satisfactory to Crane and the Purchaser or any waiting period or extension thereof imposed by any Governmental Entity with respect to the Offer shall not have expired.

5.              In Annex A of the Schedule 14D-9 on page A-5, the second to last paragraph, is hereby amended and restated in its entirety to read as follows:

The foregoing conditions are for the sole benefit of Crane, the Purchaser and their affiliates and may be asserted by Crane or may be waived by Crane in its sole discretion, in whole or in part, at any time on or before the Expiration Date, subject to applicable law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CIRCOR INTERNATIONAL, INC.

	By:	/s/ Scott A. Buckhout
Scott A. Buckhout
President and Chief Executive Officer

Dated: June 25, 2019